Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

December 16, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:
Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A of DWS Dreman International Value Fund and DWS International Fund, each a series of DWS International Fund, Inc. (Reg. Nos. 02-14400 and 811-00642); and

Post-Effective Amendment No. 99 to the Registration Statement on Form N-1A of DWS Global Thematic Fund, a series of DWS Global/International Fund, Inc. (Reg. Nos. 033-05724 and 811-04670) (DWS Dreman International Value Fund, DWS International Fund, and DWS Global Thematic Fund (collectively, the “Funds”); DWS International Fund, Inc. and DWS Global/International Fund, Inc. (together, the “Corporations”))

Dear Mr. Brown,

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone conference call on December 6, 2011 with regard to the above-captioned Post-Effective Amendments filed with the SEC on October 21, 2011.

The Staff’s comments are restated below followed by the Funds’ responses.

General Comments

1.  Expense Waiver/Reimbursement Arrangements

Comment:  For any Fund with a contractual expense waiver/reimbursement arrangement that is reflected in the Fund’s fee table, confirm that the contractual arrangement will extend for at least one year from the date of the prospectus.

Response: For any affected Fund, appropriate disclosure has been added indicating that the contractual expense waiver/reimbursement arrangement will extend for one year from the date of the prospectus.

2.  Derivatives

Comment: Consider whether the second paragraph of the derivatives disclosure contained in the summary section of each Fund’s prospectus under the heading “Principal Investment Strategy,” which paragraph lists additional purposes for which derivatives may be used, is responsive to the concerns raised in the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure and whether said disclosure should be moved from the summary section of each Fund’s prospectus to another, less prominent location.

Response:  After further review and consideration, DWS Dreman International Value Fund has determined that it would be appropriate to eliminate the derivative disclosure currently contained in the summary section of its prospectus under the heading “Principal Investment Strategy.”  The Fund has further determined that it would be appropriate to include the above-mentioned paragraph on additional derivative uses in a new prospectus section entitled “Other Investment Strategies” located in the “Fund Details” portion of the prospectus.

After further review and consideration, each of DWS Global Thematic Fund and DWS International Fund believes that its disclosure regarding the use of derivatives, including the above-mentioned paragraph on additional derivative uses, is appropriate in light of the Fund’s circumstances.

3.  Disclosure of Additional 1940 Act Requirements Relating to Borrowing

Comment: In the “Investment Restrictions” section of Part I of the Funds’ Statement of Additional Information (“SAI”), describe (i) the asset coverage requirement set forth in the Investment Company Act of 1940 for Fund borrowings; and (ii) the requirement regarding reduction of borrowings in the event a Fund’s asset coverage level falls below the required minimum.

Response: Appropriate disclosure has been added to the “Investment Restrictions” section of Part I of the Funds’ SAI.

4.  Portfolio Management Compensation

Comment:  The portfolio management compensation disclosure for Fischer Francis Trees & Watts, Inc. (“FFTW”) contained in Part II of the Funds’ SAI states in part that “[c]ompensation is based on a combination of individual, team and firm performance” and that “[a] significant portion of remuneration for investment professionals is variable compensation, which is dependent on their investment results ….”   Accordingly, with respect to the above-described performance element of FFTW’s portfolio manager compensation methodology, as required by Item 20(b) of Form N-1A (i) disclose whether the performance used is pre or after tax; (ii) identify any benchmarks used to measure such performance; and (iii) state the length of time over which such performance is measured.

Response:  The FFTW portfolio management compensation disclosure contained in Part II of the Funds’ SAI will be appropriately modified.

5.  Expansion of Table of Contents for Part I of the Funds’ SAI

Comment: Expand the table of contents for Part I of the Funds’ SAI to include the complete table of contents for Part II of the SAI.

Response: At this time, due to system constraints, it is not possible to expand the table of contents for Part I of the SAI as requested.  We will consider the requested modification in connection with future filings.  In addition, we note that a complete table of contents for Part II of the Funds’ SAI appears at the beginning of Part II.

Fund Specific Comments

1.  Foreign Investments

a)	Comment: For each of DWS Dreman International Value Fund and DWS International Fund, confirm that the Fund will generally invest in at least three different countries excluding the United States.

Response: Each of the Funds has added an appropriate responsive non-fundamental policy in the “Investment Restrictions” section of Part I of the Funds’ SAI.

b)	Comment: For DWS Global Thematic Fund, confirm that the Fund will generally invest in at least three different countries and will normally have at least 40% of its net assets in foreign investments.

Response:  The Fund has added an appropriate responsive non-fundamental policy in the “Investment Restrictions” section of Part I of its SAI.

2.  Junk Bond Risk Disclosure

Comment:  For each of DWS Global Thematic Fund and DWS International Fund, confirm whether it would be appropriate to include junk bond risk disclosure in the “Main Risks” section of the summary portion of the Fund’s prospectus.

Response:  The Funds have determined that it would not be appropriate to include junk bond risk disclosure in the “Main Risks” section of the summary portion of the Funds’ prospectus.

3.  Emerging Market Risk Disclosure

Comment:  For DWS Dreman International Value Fund, given that the Fund may invest up to 50% of its assets in emerging market securities, consider whether it would be appropriate to add emerging market risk disclosure to the “Main Risks” sections of the Fund’s prospectus.

Response:  Appropriate emerging markets risk disclosure has been added to the “Main Risks” sections of the Fund’s prospectus.

If you have any questions regarding the foregoing or need additional information, please do not hesitate to call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall
Director & Senior Counsel

cc:           Caroline Pearson, Deutsche Asset Management
Elizabeth Reza, Ropes & Gray LLP